Bema Gold Corporation

November 12, 2004

Quebec Securities Commission

Dear Sirs:

We hereby report that no securities of Bema Gold Corporation ("Bema") were distributed in Quebec under the exemption prescribed by Section 52 of the Quebec Securities Act during the period January 1, 2002 to December 31, 2002.

Yours truly,

BEMA GOLD CORPORATION

"Roger Richer"

Roger Richer,
Vice President of Administration,
General Counsel and Secretary

Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49193, Vancouver, British Columbia Canada V7X 1J1
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